# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innventure, Inc., CIK 0002001557
CUSIP: 04578M108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6900 Tavistock Lakes Blvd, Suite 400, Orlando, Florida (FL), 32827
Date of event which requires filing of this statement: 04/21/2026
Amends the filing with accession number 0001140361-24-042991
Filed by CIK 0002039923
Persons authorized to receive notices and communications: Gerlad Muizelaar, WE-INN LLC, 2045 W Grand Ave Ste B, PMB 82152, Chicago, Illinois (IL), 60612-1577, (312) 248-2523

## Reporting persons
- WE-INN LLC (CIK 0002039923): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,396,109; sole dispositive power 0; shared dispositive power 3,396,109; aggregate amount beneficially owned 3,396,109 (4.24% of the class)
  Comment: Note to Row 13: Calculated based on 80,069,319 shares of Common Stock, par value $0.0001 per share, of Innventure, Inc. outstanding as of March 23, 2026, as reported in the issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Innventure, Inc.
Address of issuer's principal executive offices: 6900 Tavistock Lakes Blvd, Suite 400, Orlando, Florida (FL), 32827
Comment: This Amendment No. 7 (this "Amendment") amends the original Scheduled 13D filed jointly by WE-INN LLC, Gregory D. Wasson, and Kimberly Wasson (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on October 7, 2024, as amended by Amendment No. 1 filed with the SEC on October 24, 2025, Amendment No. 2 filed with the SEC on November 20, 2025, Amendment No. 3 filed with the SEC on December 3, 2025, Amendment No. 4 filed with the SEC on January 20, 2026, Amendment No. 5 filed with the SEC on March 12, 2026, and Amendment No. 6 filed with the SEC on April 6, 2026 (as amended, the "Original Statement"), and relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Innventure, Inc., a Delaware corporation (the "Issuer"). Except as set forth herein, the Original Statement is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The last paragraph in Item 4 of the Original Statement is hereby amended and restated as follows:

The Reporting Persons made the dispositions described herein, and may in the future make additional dispositions, primarily for the purposes of diversifying their investment portfolio and providing liquidity to holders of interests in WE-INN LLC. Accordingly, such dispositions do not reflect a change in the Reporting Persons' previously reported belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in subparts (a) and (b) of Item 5 of the Original Statement is hereby amended and restated as follows:

As of the date of this Amendment, the Reporting Persons beneficially owned 3,396,109 shares of Common Stock. Based on 80,069,319 shares of Common Stock outstanding as of March 23, 2026, as reported in the Issuer's Annual Report on Form 10-K, filed with the SEC on March 30, 2026, the Reporting Persons beneficially owned approximately 4.24% of the Common Stock outstanding.
Transactions in the class effected during the past sixty days:
In addition to the transactions described in the Original Statement, the Reporting Persons effected the following transactions with respect to the Common Stock during the past sixty days:

(1) Sold 11,988 shares on April 7, 2026 at a volume weighted average price of $4.51 per share.

(2) Sold 3,126 shares on April 8, 2026 at a volume weighted average price of $4.51 per share.

(3) Sold 201,910 shares on April 14, 2026 at a volume weighted average price of $4.87 per share.

(4) Sold 175,312 shares on April 15, 2026 at a volume weighted average price of $4.71 per share.

(5) Sold 222,931 shares on April 16, 2026 at a volume weighted average price of $4.71 per share.

(6) Sold 184,733 shares on April 17, 2026 at a volume weighted average price of $4.69 per share.

(7) Received 538,139 shares on April 17, 2026 from the Issuer pursuant to the earn-out right under the merger agreement described in the Original Statement.

(8) Sold 919,125 shares on April 21, 2026 at a volume weighted average price of $6.15 per share.

(9) Sold 80,875 shares on April 22, 2026 at a volume weighted average price of $6.09 per share.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date of this Amendment, the Reporting Persons are no longer the beneficial owners of more than five percent of the Issuer's securities and are no longer required to report their holdings on Schedule 13D. Consequently, this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Signatures
- WE-INN LLC: /s/ Gregory D. Wasson, Gregory D. Wasson, President (04/23/2026)